ADIRA ENERGY CONTRACTS RESOURCE INTERPRETATION AND EVALUATION
CONSULTANT

TORONTO, May 10, 2011 /CNW/ - ADIRA ENERGY LTD. (TSXV: ADL) (OTCBB: ADENF) (FRANKFURT: AORLB8). Adira Energy Ltd. (“Adira Energy” or the “Company”) is pleased to announce that Gustavson Associates, LLC. (“Gustavson”) has been contracted to provide resource interpretation and evaluation of Adira’s offshore licenses.

Adira Energy is pleased to announce that it has formally contracted Gustavson of Boulder, Colorado, to provide professional, geophysical, petrophysical, geological and engineering services for resource interpretation and evaluation on each of its three offshore Israel licenses, “Gabriella”, “Yitzhak” and “Samuel”. Gustavson is an internationally recognized team of resource industry specialists acknowledged for their technical capacity to provide expert opinions on resource evaluation geotechnics and economics. Adira Energy, as Operator on the Gabriella and Yitzhak licenses and as Co-Operator on the Samuel license, has contracted Gustavson, to independently evaluate all three licenses. The Company has recently completed 3D geophysical programs on Gabriella and Yitzhak, and the first phase of processing (often termed “Fast Track”) is now complete, and detailed processing is underway by CGG Veritas. The Samuel 3D contractor, ARIS Nefterazvedska LLC of Moscow is currently mobilizing, to complete an Ocean Bottom Cable deployed survey. Other regional data is to be obtained in order to provide initial characterization.

Colin Kinley, Adira Energy President and COO stated: “Contracting Gustavson to complete three independent reports on our licenses is a significant step forward on the Company time line. Adira’s highly qualified in-house team, together with our respective partners, are continuing to evaluate the targets. Gustavson support will provide adequate assurances of the quality of our resource and the selection of our targets. We are focused on independent oil targets on each license and are encouraged by the quality of the data obtained from the geophysical program.”

Yael Reznik Cramer, interim CEO of the Company confirmed: “We believe that the potential exists for significant oil in Israel. As in the gas discoveries, early indications defining the fundamentals exist. Gustavson and our team are focused on defining and proving out oil and gas targets that, in the event successful, will be meaningful both to Adira and Israel.”

Kinley adds: “We anticipate completion of resource evaluation on Yitzhak, Gabriella and Samuel by the end of the third quarter. Assuming Fast Track quality is sufficient to support further quantification, the Company will engage an independent major consultancy firm to establish economic risking of the targets, and an anticipated valuation of each of the blocks. Adira is focused on establishing credible targets and valuations thereof to define their drilling schedules.”

Stock Option Grant

The Company also announces the granting of incentive stock options to purchase an aggregate of 505,000 common shares of Adira Energy to an officer and a number of employee recipients. The stock option grants are all subject to regulatory approval. Terms of the options include an exercise price of $0.60 per common share, and a vesting schedule allowing for the vesting of 12.5% of the options granted every six months with the initial amount vesting on the date that is six months from the date hereof, resulting in the options being fully vested on November 2, 2015. The options expire on May 2, 2016.

About Gustavson Associates, LLC.

Gustavson Associates is a global consulting firm consisting of geologists, geophysicists, engineers, land and contract managers as well as economists and financial experts who solve problems on all aspects of natural resource evaluations. This work ranges from the first steps of prospecting to design and assessment of production facilities. Multi-lingual capabilities include Spanish, French, German, Russian, Chinese, Farsi, and Arabic.

Gustavson Associates has a 25-year track record of quality consulting to industry and governments worldwide. Their experienced staffs utilize the latest technology to quickly and economically analyze large volumes of data. Its equipment support includes: Seismic Workstations, Geographix mapping capability, PC's with a full suite of Prospect Evaluation, Petrophysical, Geological, Reserve Estimating, Basin Modeling and Economic Forecasting Software.

About Adira Energy Ltd.

Adira Energy Ltd. explores for oil and gas in and offshore Israel. It has four petroleum exploration licenses; the Eitan, Gabriella, Yitzhak and Samuel Licenses. These licenses are located respectively onshore in the Hula Valley of Northern Israel, 10 km offshore between Netanya and Ashdod, 17 km offshore between Hadera and Netanya and adjacent to the coast between Ashkelon and Bat-Yam.

The Company has filed an independent technical report related to the Eitan license on www.sedar.com. The report, prepared by Petrotech Engineering Ltd. is entitled “Evaluation of the Interest of Adira Energy Corp. in License No.356 EITAN in the Hula Valley, Israel”, dated June 1, 2009 and is supplemented by a letter dated October 8, 2009.

Forward-Looking Statement Disclaimer

This press release includes certain statements that may be deemed “forward-looking statements”. All statements in this press release, other than statements of historical facts, including those that announce proposed financings that the Company expects to complete, are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include the failure of investors who are believed to have committed to the financings to complete them as a result of general market conditions, adverse developments unique to such investors, or otherwise. Accordingly, the actual amounts raised may differ materially from those projected in the forward-looking statements. For more information on the Company, investors should review the Company’s filings, available at www.sedar.com and www.sec.gov. This announcement does not constitute an offering of securities nor a solicitation to purchase securities. An offer of securities will only be made by subscription agreement and subject to applicable law.

For more information contact:

Canada	Israel
Alan Friedman	Irit Radia
Exec. Vice President, Corp. Dev.	Arad Communications
contact@adiraenergy.com	iritr@euroisrael.co.il
+1 416 250 1955	+972-3-7693333 or +972-54-6699311

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

Adira Energy Ltd. 120 Adelaide Street West, Suite 1204, Toronto, Ontario, M5H 1T1, Canada, Tel: +1.416.250.1955, Fax: +1.416.361.6455